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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                               (Amendment No. 1 )1



                               LIFE RE CORPORATION
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                                (NAME OF ISSUER)


 COMMON STOCK, PAR VALUE $0.001 PER SHARE              532160 10 8
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      (TITLE OF CLASS OF SECURITIES)                 (CUSIP NUMBER)



                                 March 11, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1 (b)


[ ] Rule 13d-1 (c)


[ ]  Rule 13d-1 (d)

     1. The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               (Page 1 of 7 Pages)


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

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CUSIP No.               532160 10 8         13G     Page 2 of 7 Pages
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  1.              NAMES OF REPORTING PERSONS                 DOUGLAS M. SCHAIR

                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY)                       NOT APPLICABLE.
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  2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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  3.              SEC USE ONLY

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  4.              CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
                  ORGANIZATION

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   NUMBER OF                5.     SOLE VOTING POWER                 613,666
    SHARES
                        --------------------------------------------------------
 BENEFICIALLY               6.     SHARED VOTING POWER               224,200
   OWNED BY
                        --------------------------------------------------------
     EACH                   7.     SOLE DISPOSITIVE POWER            613,666
   REPORTING
                        --------------------------------------------------------
  PERSON WITH               8.     SHARED DISPOSITIVE POWER          200,000

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  9.              AGGREGATE AMOUNT BENEFICIALLY                      837,866*
                  OWNED BY REPORTING PERSON

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 10.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    [ ]
                  CERTAIN SHARES

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 11.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       4.8%

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 12.              TYPE OF REPORTING PERSON                                   IN

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* Includes 24,200 shares of Common Stock as to which the reporting person disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. (See Item 4 hereof).


                                Page 2 of 7 Pages

        ITEM 1(A).    NAME OF ISSUER:

                         Life Re Corporation (hereinafter referred to as the
"Company").

        ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                         969 High Ridge Road
                         Stamford, Connecticut  06905

        ITEM 2(B).       NAME OF PERSON FILING:

                         This report is being filed by Douglas M. Schair (the "Reporting Person").

        ITEM 2(C).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                         RESIDENCE:

                         969 High Ridge Road
                         Stamford, Connecticut 06905

        ITEM 2(D).       CITIZENSHIP:

                         United States of America

        ITEM 2(E).       TITLE OF CLASS OF SECURITIES:

                         Common Stock, par value $0.001 per share (hereinafter referred to as "Common Stock").

        ITEM 2(F).       CUSIP NUMBER:

                         532160 10 8

                                Page 3 of 7 Pages

        ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                     OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:*

                (a)[ ] Broker or dealer registered under Section 15 of the
                       Exchange Act;
                (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
                (c)[ ] Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;
                (d)[ ] Investment company registered under Section 8 of the
                       Investment Company Act;
                (e)[ ] An investment adviser in accordance with Rule 13d-1(b)
                       (1)(ii)(E);
                (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                (g)[ ] A parent holding company or control person in
                       accordance with Rule 13d-1(b)(1)(ii)(G);
                (h)[ ] A savings association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act;
                (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                * This statement is filed pursuant to Rule 13d-2(b); none of the above descriptions are applicable to the Reporting Person.

ITEM 4.  OWNERSHIP

        (a)     Amount beneficially owned:

                As of March 31, 1998, the Reporting Person beneficially owned 837,866 shares of Common Stock.

        (b)     Percent of Class:

                The Reporting Person beneficially owns 837,866 shares of Common Stock, constituting 4.8% of the outstanding shares of Common Stock. Such figure is based on the number of shares of Common Stock outstanding as of March 31, 1998 and is derived from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission (File No. 1-11340).



                                Page 4 of 7 Pages

        (c) Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote:

                         The Reporting Person has sole voting power with respect to 613,666 shares of Common Stock directly owned by the Reporting Person. See the information set forth below.

                   (ii) Shared power to vote or to direct the vote:

                         The Reporting Person has shared power to vote or direct the vote of 224,200 shares of Common Stock. See the information set forth below.

                  (iii) Sole power to dispose or to direct the disposition of:

                         The Reporting Person has sole dispositive power with respect to 613,666 shares of Common Stock directly owned by the Reporting Person. See the information set forth below.

                   (iv) Shared power to dispose or to direct the disposition of:

                         The Reporting Person has shared power to dispose or direct the disposition of 200,000 shares of Common Stock indirectly owned by the Reporting Person. See the information set forth below.

                Douglas M. Schair (Vice Chairman of the Board, Chief Investment Officer and a Director of the Company) beneficially owns an aggregate of 837,866 shares of Common Stock, consisting of (a) 575,366 issued shares of Common Stock and (b) 262,500 shares of Common Stock that may be acquired pursuant to the exercise of vested options to acquire (i) 100,000 shares of Common Stock each at $22 per share, (ii) 50,000 shares of Common Stock each at $20.125 per share, (iii) 37,500 shares of Common Stock each at $19.625 per share, (iv) 50,000 shares of Common Stock each at $25 per share and (v) 25,000 shares of Common Stock each at $39.625 per share, all of which may be purchased within sixty days of March 31, 1998.

                The Reporting Person has sole voting and dispositive power with respect to 613,666 shares of Common Stock held directly by the Reporting Person. The Reporting Person shares voting and dispositive power with Leslie N. Cohen with respect to 200,000 shares of Common Stock held indirectly by the Reporting Person as co-trustee of the Douglas M. Schair 1997 I Trust.

                The Reporting Person shares voting and investment power with respect to 24,200 shares of Common Stock owned by a non-profit organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended,


                                Page 5 of 7 Pages
                the Reporting Person may be deemed to beneficially own the 24,200 shares owned by such non-profit organization; however, the Reporting Person expressly disclaims beneficial ownership of the such shares pursuant to Rule 13d-4 under the Securities Exchange of 1934, as amended.

        ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [x]



        ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                   Not applicable.

        ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                   Not applicable.

        ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   Not applicable.

        ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

                   Not applicable.

        ITEM 10.  CERTIFICATION.

                   Not applicable.


                                Page 6 of 7 Pages

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 1998


                                                         /s/ Douglas M. Schair
                                                         -----------------------
                                                         Douglas M. Schair





                                Page 7 of 7 Pages

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